Exhibit 99.2

Sequans Communications
Electronic Voting Instructions
Available 24 hours a day, 7 days a week!
Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.
VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.
Proxies submitted by the Internet or telephone must be received by 5:00 p.m., Eastern Time, on June 20, 2014.
Vote by Internet
• Go to www.investorvote.com/SQNS
• Or scan the QR code with your smartphone
• Follow the steps outlined on the secure website

Vote by telephone
• Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
• Follow the instructions provided by the recorded message

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

A	Proposals

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain		For	Against	Abstain	+
1.	☐	☐	☐	5.	☐	☐	☐	9.	☐	☐	☐	13.	☐	☐	☐

2.	☐	☐	☐	6.	☐	☐	☐	10.	☐	☐	☐	14.	☐	☐	☐

3.	☐	☐	☐	7.	☐	☐	☐	11.	☐	☐	☐	15.	☐	☐	☐

4.	☐	☐	☐	8.	☐	☐	☐	12.	☐	☐	☐	16.	☐	☐	☐

B	Non-Voting Items
Change of Address — Please print new address below.		Comments — Please print your comments below.

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

01US9D

Resolutions within the competence of the Ordinary Shareholders’ Meeting

1.	Approval of the statutory financial statements for the fiscal year ended December 31, 2013.

2.	Approval of the consolidated financial statements for the fiscal year ended December 31, 2013.

3.	Acknowledgement of related party agreements referred to in Article L. 225-38 of the French Commercial Code.

4.	Allocation of the loss for the fiscal year ended December 31, 2013, as stated in the annual statutory financial statements, to cumulated retained earnings.

5.	Approval of board compensation for non-executive directors.

6.	Appointment of Mr. Yves Maitre as director.

7.	Appointment of Mr. Hubert de Pesquidoux as director.

8.	Renewal of appointment of Ernst & Young Audit as statutory auditor.

9.	Ratification of change in headquarters address.

Resolutions within the competence of the Extraordinary Shareholders’ Meeting

10.	Approval of plan to grant a total of 85,000 warrants to non- executive directors Mssrs. Sharma, Patterson, Slonimsky, de Pesquidoux, Pitteloud, Delfassy and Maitre.

11.	Authorization to the Board of Directors for the grant of stock options to employees.

12.	Authorization to the Board of Directors for the grant of warrants to non-employees.

13.	Establishment of overall limit of 1,350,000 to the number of stock options and warrants which may be granted under the preceding two authorizations.

14.	Delegation of powers to the Board of Directors to effect an increase of nominal capital of up to 300,000 Euros by issuance of shares or other equity-based instruments.

15.	Delegation of powers to the Board of Directors to effect an increase in capital reserved for employees, as required by French law when any other capital increase is proposed for shareholder approval. The Board of Directors is not in favor of this resolution.

16.	Delegation of powers for legal and administrative formalities required by law to formalize the results of this Annual Shareholders’ Meeting.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

Proxy — Sequans Communications

Instructions to the Bank of New York Mellon, as Depositary

(Must be received prior to 5:00 pm Eastern time on June 20, 2014)

The undersigned registered holder of Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of Deposited Securities underlying the Depositary Shares evidenced by Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on May 19, 2014 at the Ordinary General Meeting and Extraordinary Meeting of Shareholders to be held on June 26, 2014, and any adjournments thereafter, in respect to the resolutions specified on the reverse side.

Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities other than in accordance with instructions received by the holder of Depositary Shares.

(Continued and to be marked, dated and signed, on the other side)